INVESTMENT MANAGERS SERIES TRUST
AMENDED AND RESTATED OPERATING EXPENSES LIMITATION AGREEMENT

THIS AMENDED AND RESTATED OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is entered into by and between INVESTMENT MANAGERS SERIES TRUST, a Delaware statutory trust (the “Trust”), on behalf of its series listed in Appendix A, as amended from time to time (the “Fund”), a series of the Trust, and the Advisor of the Fund, Bridgehampton Capital Management LLC (the “Advisor”), on April 28, 2014.

WITNESSETH:

WHEREAS, the Advisor renders advice and services to the Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Advisor dated June 29, 2012 (the “Investment Advisory Agreement”); and

WHEREAS, the Fund is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Advisor; and

WHEREAS, the Advisor desires to limit the Fund’s Operating Expenses for the Expense Limitation Period (as each term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of each Fund) desires to allow the Advisor to implement those limits; and

WHEREAS, the parties have previously entered into an Operating Expense Limitation Agreement dated June 29, 2012, as amended (the “Original Agreement”); and

WHEREAS, the parties have determined that the text of the Original Agreement did not entirely accurately reflect their mutual intention and the manner in which it has been administered and publicly disclosed, and should be corrected;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intended to be legally bound hereby, mutually agree that the Original Agreement is amended and restated in its entirety as follows, effective with respect to each Class of shares of the Fund as of the effective date with respect to such Class set forth in Appendix A:

1.	Limit on Operating Expenses.

a.
The Advisor hereby agrees to limit the Fund’s current Operating Expenses to an annual rate, expressed as a percentage of the Fund’s average annual net assets, to the amounts listed in Appendix A (the “Annual Limits”) with respect to the Fund.  In the event that the current Operating Expenses for the Fund, as accrued each month, exceed Fund’s Annual Limit, the Advisor will pay to the Fund, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due.  Such payment may include waiving all or a portion of the Advisor’s investment advisory fee.

2.	Definition. For purposes of this Agreement, with respect to the Fund and each Class of shares thereof:

a.
The term “Operating Expenses” is defined to include all expenses necessary or appropriate for the operation of the Fund (or Class, as applicable), including the Advisor’s investment advisory or management fee detailed in the Investment Advisory Agreement, any Rule 12b-1 fees and other expenses described in the Investment Advisory Agreement, but does not include taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with Form N-1A) and expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation.

b.
The term “Expense Limitation Period” is defined as the period of time commencing on the date the initial Prospectus becomes effective under the Securities Act, through the fourth (4th) month following the Fund’s fiscal year end, and each subsequent one (1) year period for which this Agreement automatically is renewed pursuant to Paragraph 4 hereof.

3.      Reimbursement of Fees and Expenses.  Any payments to the Fund by the Advisor pursuant to this Agreement are subject to reimbursement by the Fund to the Advisor, if so requested by the Advisor.  Such reimbursement may be requested from the Fund by the Advisor in the event that the current Operating Expenses for the Fund, as accrued each month, are less than the Fund’s Annual Limit.  The Advisor may seek reimbursement in an amount up to the difference between the Annual Limit and the current Operating Expenses, but in no case will the reimbursement amount exceed the total amount of payments made by the Advisor pursuant to this Agreement and will not include any amounts previously reimbursed.  No reimbursement will cause the total Operating Expenses paid by the Fund to exceed the Annual Limit for that Fund and such reimbursement may not be paid prior to the Fund’s payment of current Operating Expenses.  The Advisor may seek reimbursement for payments made to the Fund pursuant to this Agreement for a period of three (3) years from the date of the payment.  Notwithstanding anything to the contrary herein, the provisions of this Paragraph 3 shall survive the termination of this Agreement, provided that the Investment Advisory Agreement has not been terminated.  In such event, the Annual Limits for purposes of this Paragraph 3 shall continue to be the amounts listed in Appendix A.

4.      Term.  This Agreement shall become effective on the date specified herein and shall remain in effect through the end of the Expense Limitation Period, and shall automatically renew for an additional one year period following the end of an Expense Limitation Period, unless sooner terminated as provided in Paragraph 5 of this Agreement.

5.      Termination.  This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Fund, upon sixty (60) days’ written notice to the Advisor.  This Agreement may be terminated by the Advisor, effective at the end of its then current term, without payment of any penalty upon at least sixty (60) days’ written notice prior to the end of any Expense Limitation Period subject to the consent of the Board of Trustees of the Trust, which consent will not be unreasonably withheld.  This Agreement will automatically terminate, with respect to the Fund listed in Appendix A, if the Investment Advisory Agreement for that Fund is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination for that Fund.

6.      Assignment.  This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7.      Severability.  If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8.      Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof, provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940 and the Investment Advisers Act of 1940, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

INVESTMENT MANAGERS SERIES TRUST			BRIDGEHAMPTON CAPITAL MANAGEMENT LLC

By:		By:
Print Name:	Rita Dam	Print Name:	Kenneth Lee
Title:	Treasurer	Title:	Managing Member

Appendix A

Fund	Operating Expense Limit	Effective Date
Bridgehampton Value Strategies Fund
Class I	1.99%	June 29, 2012
Class C	2.99%	June 3, 2013

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